                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 3 )*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                               (Amendment No. 3 )*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 3 )*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                              MERCHANTS GROUP, INC.
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 PER SHARE
                         (Title of Class of Securities)

                                    588539106
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)




                                 AUGUST 11, 1998
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  588539106                                      Page ___ of ___ Pages

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(E)                                               [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER, TBC has sole voting power with respect to 219,714 shares held in certain TBC Accounts (as
                       hereinafter defined). Additionally, certain of the
                       general partners of TBC may be deemed to have sole power
                       to vote certain shares as more fully set forth herein.
     NUMBER OF     -------------------------------------------------------------
      SHARES       8.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY          0 shares
       EACH        -------------------------------------------------------------
    REPORTING      9.  SOLE DISPOSITIVE POWER 0 shares, except that certain of
      PERSON           the general partners of TBC may be deemed to have sole
       WITH            power to dispose of certain shares as more fully set
                       forth herein.
                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER

                       229,114 shares held in accounts of TBC
                       (as hereinafter defined)
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        229,114 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [X]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.88%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        BD, IA, 00
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

                                  SCHEDULE 13D

CUSIP NO.  588539106                                      Page ___ of ___ Pages

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        WC and BK
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(E)                                               [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER 5,000 shares, except that the general partners in TBK, solely by reason of their positions as
                       such, may be deemed to have shared power to vote these
                       shares
     NUMBER OF     -------------------------------------------------------------
      SHARES       8.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY          0 shares
       EACH        -------------------------------------------------------------
    REPORTING      9.  SOLE DISPOSITIVE POWER 5,000 shares, except that the
      PERSON           general partners in TBK, solely by reason of their
       WITH            positions as such, may be deemed to have shared power
                       to vote these shares.
                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER

                       0 shares
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,000 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.17%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

                                  SCHEDULE 13D

CUSIP NO.  588539106                                       Page ___ of ___ Pages

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        WC and BK
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(E)                                               [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER 3,600 shares, except that the general partners in Vanderbilt, solely by reason of their
                       positions as much, may be deemed to have shared power to
                       vote these shares
     NUMBER OF     -------------------------------------------------------------
      SHARES       8.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY          0 shares
       EACH        -------------------------------------------------------------
    REPORTING      9.  SOLE DISPOSITIVE POWER 3,600 shares, except that the
      PERSON           general partners in Vanderbilt, solely by reason of their
       WITH            positions as such, may be deemed to have shared power to
                       vote these shares.
                   ------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER

                       0 shares
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,600 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.12%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

PRELIMINARY NOTE

         This Amendment No. 3 is being filed because the filing persons may be deemed to be members of a group comprised of Tweedy, Browne Company LLC ("TBC"), TBK Partners, L.P. ("TBK") and Vanderbilt Partners, L.P. ("Vanderbilt"), which group may be deemed to be the beneficial owner in the aggregate of in excess of 5% of the Common Stock of Merchants Group, Inc. However, the filing of this Amendment No. 3 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").

         Pursuant to Rule 13d-2 (a) of Regulation 13D-G of the General Rules and Regulations, each of TBC, TBK and Vanderbilt hereby amend their respective Statements on Schedule 13D, relating to the Common Stock of Merchants Group, Inc. TBC, TBK and Vanderbilt filed a Statement on Schedule 13D, dated October 14, 1993, which was amended by TBC, TBK and Vanderbilt on November 2, 1993 and February 24, 1994. Pursuant to Item 101(a) (2) (ii) of Regulation S-T, this Amendment No. 3 also includes an amended and restated composite of all paper filings to date made by TBC, TBK and Vanderbilt, respectively, on Schedule 13D with respect to Merchants Group, Inc.

         Tweedy, Browne Company L.P., a Delaware limited partnership (the "Partnership") and its general partners entered into a definitive agreement, pursuant to which the Partnership converted to Tweedy, Browne Company LLC (the "Company"), a Delaware limited liability company, and AMG/TBC Holdings, Inc. ("Holdings"), a Delaware corporation and wholly owned subsidiary of Affiliated Managers Group, Inc. (a Boston-based holding company, the business address of which is Two International Place, Boston, Massachusetts 02110), acquired a majority interest in the Company on October 9, 1997.


ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock, $0.01 par value (the "Common Stock"), of Merchants Group, Inc. (the "Company"), which, to the best knowledge of the persons filing this Schedule 13D, is a company organized under the laws of Delaware, with its principal executive offices located at 250 Main Street, Buffalo, New York 14202.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The persons filing this Schedule 13D are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. Annexed as Exhibit 99.1, which is incorporated by reference herein, is an agreement among TBC, TBK and Vanderbilt that this Schedule 13D is filed on behalf of each of them. The filing of this Schedule 13D should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act").

         This Schedule 13D contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which accounts TBC has investment discretion (the "TBC Accounts"), and with respect to some of which it has obtained sole or shared voting power.

         The general partners of TBK are Christopher H. Browne, William H. Browne, Thomas P. Knapp and John D. Spears. The general partners of Vanderbilt are Christopher H. Browne, William H. Browne and John D. Spears (the "General Partners"). The members of TBC are Christopher H. Browne, William H. Browne, John D. Spears, Thomas H. Shrager, Robert Q. Wyckoff, Jr. and Holdings (the "Members"). By reason of their positions as such, the members of TBC may be deemed to control TBC and the general partners of TBK and Vanderbilt may be deemed to control TBK and Vanderbilt, respectively.

         (b) The business address of each of TBC, TBK, Vanderbilt and the General Partners is 52 Vanderbilt Avenue, New York, New York 10017.

         (c) TBC is engaged primarily in the business of a securities broker and dealer and investment adviser, is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

         TBK is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account.

         Vanderbilt is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account.

         The present principal occupation of each of the General Partners is serving as such for TBK and Vanderbilt. The present principal occupation of Thomas P. Knapp is serving as a general partner in TBK. The present principal occupation of the Members of TBC is serving as such. Holdings is wholly owned by Affiliated Managers Group, Inc., a Boston-based holding company which makes equity investments in investment management firms, in which management personnel retain a significant interest in the profits of the business. The principal business address of each of TBC, TBK and Vanderbilt is set forth above.

         (d) None of TBC, TBK, Vanderbilt, Thomas P. Knapp, nor any General Partner or Member has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) None of TBC, TBK, Vanderbilt, Thomas P. Knapp, nor any General Partner or Member has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect thereto.

         (f) Each of TBK and Vanderbilt is a Delaware limited partnership. TBC is a Delaware limited liability company. Each of the General Partners, Members and Thomas P. Knapp is a citizen of the United States of America, with the exception of Holdings, which is a Delaware corporation.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 229,114 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $3,880,860.

         The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at U.S. Clearing. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at U.S. Clearing. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chase Manhattan Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

         As of the date hereof, TBK beneficially owns directly 5,000 shares of Common Stock (the "TBK Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBK Shares, including brokerage commissions, was $83,016.

         It is expected that funds used by TBK to purchase additional shares of Common Stock, if additional shares are purchased by TBK (see Item 4 hereof), will come from TBK's general funds, which include cash and cash equivalents on hand and in banks.

         TBK's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chase Manhattan Bank. As of the date hereof, TBK has a loan outstanding with Chase Manhattan Bank in the amount of $20,000. Borrowings made by TBK pursuant to that understanding bear interest at the brokers' call rate in effect from time to time at Chase Manhattan Bank. TBK's funds may also include funds borrowed pursuant to a Line of Credit Agreement between TBK and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, TBK may borrow up to $15,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit & Trust Company. Borrowings made by TBK pursuant to its understandings with Chase Manhattan Bank and the Line of Credit Agreement with Boston Safe Deposit and Trust Company are secured by securities owned by TBK; such borrowings are not secured by any TBK Shares. No borrowings from Chase Manhattan Bank or Boston Safe Deposit and Trust Company were made for the purpose of acquiring the TBK Shares. TBK reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

         As of the date hereof, Vanderbilt beneficially owns directly 3,600 shares of Common Stock (the "Vanderbilt Shares"), all of which shares were purchased in open market transactions hereof.) The aggregate cost of the Vanderbilt Shares, including brokerage commissions, was $ 58,000.

         It is expected that funds used by Vanderbilt to purchase additional shares of Common Stock, if additional shares are purchased by Vanderbilt (see
Item 4 hereof), will come from Vanderbilt's general funds, which include cash and cash equivalents on hand and in banks.

         Vanderbilt's funds may include funds borrowed pursuant to a Line of Credit Agreement between Vanderbilt and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, Vanderbilt may borrow up to $2,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit & Trust Company. Borrowings made by Vanderbilt pursuant to the Line of Credit Agreement with Boston Safe Deposit and Trust Company are secured by securities owned by Vanderbilt; such borrowings are not secured by any Vanderbilt Shares. No borrowings from Boston Safe Deposit and Trust Company were made by Vanderbilt for the purpose of acquiring the Vanderbilt Shares. Vanderbilt reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

ITEM 4.  PURPOSE OF TRANSACTION

         Each of TBC, TBK and Vanderbilt has acquired the shares of Common Stock owned by it for investment purposes and for none of the reasons enumerated in
Item 4 of Schedule 13D, except that TBC, TBK and Vanderbilt may dispose of all or some of the TBC Shares, the TBK Shares and the Vanderbilt Shares, respectively, or may acquire additional shares of Common Stock from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors. Currently, TBC, TBK and Vanderbilt intend to acquire additional shares of Common Stock in the open market, depending upon the price of the Common Stock from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 229,114 shares of Common Stock, which constitutes approximately 7.88% of the 2,909,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

         As of the date hereof, TBK beneficially owns directly 5,000 shares of Common Stock, which constitutes approximately 0.17% of the 2,909,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

         As of the date hereof, Vanderbilt beneficially owns directly 3,600 shares of Common Stock, which constitutes approximately 0.12% of the 2,909,000 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

         Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 237,714 shares, which constitutes approximately 8.17% of the 2,909,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners and Members may be deemed to be the beneficial owner by reason of his being a general partner of TBK and Vanderbilt, or a member of TBC, is 237,714 shares, which constitutes approximately 8.17% of the 2,909,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 5,000 shares of Common Stock which constitutes approximately 0.17% of the 2,909,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

         Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 229,114 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 219,714 shares of Common Stock held in certain TBC Accounts.

         Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 219,714 shares of Common Stock held in certain TBC Accounts.

         TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

         Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

         (c) No transactions in Common Stock were effected by TBK and Vanderbilt during the sixty-day period and ended as of the date hereof. Transactions in Common Stock effected by TBC during the sixty-day period and ended as of the date hereof are set forth below.

                              NO OF SHARES                       PRICE
TBC ACCOUNTS                     SOLD                          PER SHARE

  07/31/98                        500                           $23 3/4
  08/03/98                        200                           $23 1/2
  08/04/98                      2,000                           $23 3/8
  08/05/98                        200                           $23
  08/06/98                        200                           $22 5/8
  08/07/98                        200                           $22 3/8
  08/10/98                        200                           $22
  08/11/98                      2,850                           $21 3/8


         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise described herein, none of TBC, TBK or Vanderbilt, nor, to the best knowledge of TBC, TBK or Vanderbilt, any other person named in
Item 2 hereof, has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

                                    SIGNATURE


         Each of Tweedy, Browne Company LLC, TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement (which includes the Exhibit annexed hereto) is true, complete and correct.



                                         TWEEDY, BROWNE COMPANY LLC



                                         By /s/ Christopher H. Browne
                                            ----------------------------------
                                            Christopher H. Browne
                                            Member



                                         TBK PARTNERS, L.P.



                                         By /s/ Christopher H. Browne
                                            ----------------------------------
                                            Christopher H. Browne
                                            General Partner



                                         VANDERBILT PARTNERS, L.P.



                                         By /s/ Christopher H. Browne
                                            ----------------------------------
                                            Christopher H. Browne
                                            General Partner











Dated: August 19, 1998